J Sainsbury plc

82-00913

RECEIVED

2007 JAN -4 A 5:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020001

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 15 December 2006

Dear Sir

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 15th December 2006.

Yours sincerely

SUPPL

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

dlw 1/4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Darren Mark Shapland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Darren Mark Shapland - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2006…………………………

18. Period during which or date on which it can be exercised

1 March 2010 - 31 August 2010………………………………

19. Total amount paid (if any) for grant of the option

n/a……………………………………

20. Description of *shares* or debentures involved (*class* and number)

2,881 Ordinary Shares $28^{4/7}$ *p each* ………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

328.0p……………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2006……………………….

18. Period during which or date on which it can be exercised

1March 2010 – 31 August 2010………………………………

19. Total amount paid (if any) for grant of the option

n/a………………………………

20. Description of *shares* or debentures involved (*class* and number)

806 Ordinary Shares 28 4/7p each ……………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

328.0p………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2006

J Sainsbury plc

RECEIVED

2007 JAN -4 A 5: 18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 18 December 2006

SUPPL

Dear Sir

Please find enclosed a copy of the announcements made to the London Stock Exchange on 18th December 2006.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

J Sainsbury plc
18 December 2006

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,715,765,898 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,715,765,898.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
18 December 2006

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,715,765,898 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,715,765,898.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
18 December 2006

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,715,765,898 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,715,765,898.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
18 December 2006

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,715,765,898 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,715,765,898.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
18 December 2006

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,715,765,898 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,715,765,898.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END